Aircastle Advisor LLC 300 First Stamford Place 5TH Floor Stamford, CT 06902 Tel: 203-504-1020 Fax: 203-504-1021

February 9, 2012

BY HAND AND BY EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

RE:	Aircastle Limited
Form 10-K for the Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for the Period Ended September 30, 2011
Filed November 8, 2011
Response dated January 4, 2012
File No. 1-32959

Dear Mr. Decker:

Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated January 31, 2012 (the “Comment Letter”) in relation to the above-referenced Form 10-K and Form 10-Q.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K or Form 10-Q, as the case may be.

Form 10-K for the Year Ended December 31, 2010

Financial Statements

Consolidated Statements of Cash Flows, page F-5

Aircastle Limited

February 9, 2012

1.

We note your response to comment three from our letter dated December 15, 2011. You indicate that you classified the changes in restricted cash and cash equivalents within cash flows from operating activities based on the fact that the predominant source of cash flows in your restricted accounts are operating lease rentals that are directly related to the operations of your business. We have the following comments in this regard:

•

You indicate that 73% of the cash inflows into the restricted cash and cash equivalent accounts consist of operating lease rentals. Please confirm that these rental payments, or any portion thereof, do not include maintenance or security deposit payments. If these rental payments include maintenance and security deposits, please quantify these amounts.

The Company respectfully advises the Staff that the amounts included in the 73% of the cash inflows consisted entirely of lease rental payments. The 73% did not include maintenance payments or security deposits.

•

We continue to believe that the nature of the maintenance payments and security deposits made by your lessees are sufficiently different than lease rental payments. We note that you have appropriately reflected the security deposits received, security deposits returned, maintenance payments received and maintenance payments returned within your cash flows from financing activities. Therefore, please explain why it is appropriate to include the changes in restricted cash and cash equivalents related to maintenance payments and security deposits within your cash flows from operations.

The Company respectfully advises the Staff that while cash inflows into our restricted cash and cash equivalents accounts may have aspects of more than one class of cash flows, we believe the predominant source and use for this account requires a classification as an operating activity. Accounting Standard Codification (“ASC”) 230-10-45-22, More than One Class of Cash Flows, says “certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source (emphasis added) of cash flows for the item.” ASC 230-10-45-22 requires us to make the determination of classification for restricted cash and cash equivalents based on the predominant source. We also considered the remarks at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, where the SEC staff stated that registrants must analyze the nature of the activity and the predominant source (emphasis added) of the related cash flows. The predominant source of cash inflows is lease rentals, as indicated above.

For most of our financings that restrict cash, all the cash receipts (lease payments, maintenance payments and security deposits) are received into a general restricted cash account (“Collections Account”). On a periodic basis (generally monthly), restricted cash is processed out of the Collections Account in a priority order to (a) fund restricted cash accounts designated for security deposits, (b) fund restricted cash accounts designated for operating expenditures and for one of our financings, fund a restricted cash account designated for maintenance payments, (c) make principal and interest payments, and (d) distribute excess restricted cash to an unrestricted cash account of the Company. The Company believes that its presentation of restricted cash and cash equivalents in the operating section of the consolidated statements of cash flows is an acceptable presentation

Aircastle Limited

February 9, 2012

in accordance with ASC 230-10-45-22. However, the Company also believes another acceptable presentation in accordance with ASC 230-10-45-22 would be to classify the changes in restricted cash and cash equivalents held for security deposits and maintenance payments in the financing section of the consolidated statements of cash flows. Accordingly, to address the Staff’s comment, we intend to reclassify changes in restricted cash and cash equivalents specifically restricted for security deposits and maintenance payments from the operating section of the consolidated statements of cash flows to the financing section on a prospective basis beginning with the Company’s December 31, 2011 Annual Report on Form 10-K. Prior periods will be reclassified to conform to the current period cash flow presentation and a footnote will be provided to explain the reclassification and the presentation. Exhibit 1 is a presentation of the proposed footnote and Exhibit 2 is a reclassified consolidated statement of cash flows for the years ended December 31, 2008, 2009 and 2010.

We believe this reclassification is the result of a different acceptable presentation in accordance with our interpretation of ASC 230 and the 2006 AICPA SEC Staff speech and not the correction of an error. Nonetheless, with respect to previously issued financial statements, management believes that the reclassification does not constitute a material change to the Company’s consolidated financial statements that would require a restatement of the December 31, 2010 Annual Report on Form 10-K. In reaching this conclusion, the Company considered both quantitative and qualitative measures outlined by SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality. See Exhibit 3 for the quantitative and qualitative analysis.

•

While you have addressed the nature of the cash flows into the restricted cash and cash equivalents accounts, you have not addressed the nature of the related cash flows out of the restricted cash and cash equivalent accounts. In this regard, it appears that 100% of these outflows relate to your financing activities. Please address these outflows in your determination of the appropriate classification within your statement of cash flows for changes in your restricted cash and cash equivalents account.

The Company respectfully advises the Staff that the cash outflows from the restricted cash and cash equivalents accounts for the years ended December 31, 2009 and 2010 are shown below:

	2009	2010
Distributions to unrestricted cash accounts	31%	34%
Payments of principal	23%	25%
Payments of interest	21%	18%
Payments for operating expenditures, maintenance payments and security deposits	25%	23%

The predominant cash outflow was distributions to unrestricted cash accounts for general corporate purposes and when combined with the outflow for interest, an operating activity makes up more than 50% of the outflows. We believe ASC 230-10-45-22 requires us to make the determination of classification for restricted cash and cash equivalents based on the predominant source, which is operating in nature, and therefore we believe our classification of changes in restricted cash and cash equivalents is appropriate.

Aircastle Limited

February 9, 2012

•

Please tell us your accounting for a “day one” receipt of operating lease rentals into your lock box account and “day two” outflow of such restricted cash from your lock box account as it relates to your statement of cash flows. Provide similar details for maintenance payments made into and out of your lock box account.

The Company respectfully advises the Staff that the accounting for a “day one” receipt of an operating lease rental and maintenance payment into our restricted cash account and the “day two” outflow of such restricted cash is included in Exhibit 4.

2.

We note your response to comment four from our letter dated December 15, 2011. For each period presented, please reconcile the difference between maintenance revenue recorded on your statements of income and the adjustment of security deposits and maintenance payments included in earnings within your cash flows from operating activities.

The Company respectfully advises the Staff that the line maintenance revenue in our consolidated statements of income consists of non-cash maintenance payments taken into maintenance revenue at the end of a lease and cash maintenance revenue from end of lease cash maintenance payments. End of lease cash maintenance payments are not customer deposits as the lessee is compensating us for the usage of the aircraft at the end of the lease.

The reconciliation between maintenance revenue in our consolidated statements of income and the adjustment from security deposits and maintenance payments included in earnings in our consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010 is shown below:

(Dollars in thousands)	2008	2009	2010
Maintenance revenue	$34,460	$58,733	$15,703
Less:
Cash maintenance revenue	(5,680)	(19,648)	(5,258)

Non-cash maintenance revenue	$28,780	$39,085	$10,445
Add:
Non-cash security deposits included in earnings	9,105	8,849	3,559

Security deposits and maintenance payments included in earnings	$37,885	$47,934	$14,004

Flight Equipment Held for Lease and Depreciation, page F-8

3.	We have the following comments regarding your classification of your leases.

•

Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm that all of the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).

•	Please tell us whether your leases contain material adverse change clauses. If so, how is this determined and what potential remedies are available to you as the lessor?

Aircastle Limited

February 9, 2012

•	Please tell us if your leases contain cross-default provisions. If so, how have you considered the potential impact of these provisions on your lease classification?

•	Please tell us if your leases include subjective default provisions. If so, is there any cap on potential remedies that would impact your lease classification? Refer to ASC 840-10-25-41 through 69.

The Company respectfully advises the Staff that its aircraft leases contain default provisions that relate to lessee nonperformance. These default provisions typically include, among other things, lessee payment defaults, failure by the lessee to maintain insurance, breach by the lessee of aircraft maintenance or other covenants, breach by the lessee of representations and warranties and, in some cases, material adverse changes in the financial condition of the lessee. Most of these default provisions satisfy all of the conditions set forth in ASC 840-10-25-14; however, certain of our leases contain default provisions that do not satisfy these conditions because:

(i)	the occurrence of the event of default may not be objectively determinable, and/or

(ii)	pre-defined criteria, related solely to the lessee and its operations, may not have been established for the determination of the event of default.

The remedies available to us under our aircraft leases following a lessee default are those which are customary in our industry and would include (a) the right to terminate the lease and repossess the aircraft, (b) the right to collect damages for our out-of-pocket expenses in connection with the lessee’s default and to collect amounts the lessee failed to pay up to lease termination, and (c) the right to collect damages for the loss of our bargain under the lease contract, for the period after lease termination (“Losses”).

The terms of our aircraft leases, and the law under which our aircraft leases are governed, would generally calculate Losses as the difference between (i) the net present value of the rental stream the lessee was contractually obliged to pay under our lease during the period from the termination of the lease up to the end of the contracted minimum lease term (the “Post Termination Period”) and (ii) the net present value of the actual or expected rental stream for the aircraft during the Post Termination Period.

We confirm that we have evaluated the maximum amount that the lessee could be required to pay under the remedies provisions of our leases in the event of a default in the context of evaluating the minimum lease payments for purposes of applying ASC 840-10-25-1(d) and it does not have any impact on our lease classification.

In addition, the Company respectfully advises the Staff that:

(x)

Certain of our aircraft leases contain material adverse change events of default. Typically a material adverse change is determined with reference to any changes in the financial condition of the lessee, or with reference to any changes in the lessee’s ability to continue to perform its obligations. The determination of these matters and whether to declare a default for these reasons is left to our judgment as lessor, and if a

Aircastle Limited

February 9, 2012

disagreement on these matters were to ensue, a court may be required to make the determination. The potential remedies are the same ones that would apply to any other lease event of default and, as described above, we have evaluated the potential impact of the remedies provision in our lease classification.

(y)

Most of our aircraft leases contain cross-default provisions. The potential remedies for the cross-default provisions are the same ones that would apply to any other event of default and, as described above, we have evaluated the potential impact of the remedies provision in our lease classification.

(z)

Certain of our leases contain event of default provisions that could be considered subjective, for example the material adverse change events of default referred to above. The potential remedies are the same ones that would apply to any other event of default, as described above, and there is no special cap on potential remedies in the event of a material adverse change that would impact our lease classification.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 203-504-1020 should you require further information or have any questions.

Very truly yours,

/s/ Michael J. Inglese

Michael J. Inglese

Chief Financial Officer

Aircastle Limited

Aircastle Limited

February 9, 2012

Exhibit 1

For the year ended December 31, 2011, we revised the presentation in our consolidated statements of cash flows to reflect the net change in restricted cash and cash equivalents from security deposits and maintenance payments as financing activities. For the years ended December 31, 2009 and 2010, our consolidated statements of cash flows reflected the net change in restricted cash and cash equivalents from security deposits and maintenance payments as cash flows from operating activities. The amounts included for the years ended December 31, 2009 and 2010 have been reclassified to conform to the current period presentation.

Aircastle Limited

February 9, 2012

Exhibit 2

Aircastle Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Year Ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	$115,291	$102,492	$65,816
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	201,759	209,481	220,476
Amortization of deferred financing costs	13,603	12,232	15,065
Amortization of net lease discounts and lease incentives	(1,815)	11,229	20,081
Deferred income taxes	4,913	6,176	3,727
Accretion of purchase discounts on debt investments	(579)	(469)	—
Non-cash share based payment expense	6,529	6,868	7,509
Cash flow hedges reclassified into earnings	16,491	12,894	9,634
Ineffective portion of cash flow hedges	16,623	463	5,039
Security deposits and maintenance payments included in earnings	(37,885)	(47,934)	(14,004)
Gain on the sale of flight equipment	(6,525)	(1,162)	(7,084)
Loss (gain) on sale of debt investments	245	(4,965)	—
Impairment of aircraft	—	18,211	7,342
Other	11,445	(959)	848
Changes on certain assets and liabilities:
Accounts receivable	1,439	364	(412)
Restricted cash and cash equivalents related to operating activities	(9,486)	1,619	(1,560)
Other assets	559	(1,796)	(3,097)
Accounts payable, accrued expenses, other liabilities and payable to affiliates	3,364	(3,189)	18,478
Lease rentals received in advance	(2,345)	6,086	8,672

Net cash provided by operating activities	333,626	327,641	356,530

Cash flows from investing activities:
Acquisition and improvement of flight equipment	(264,586)	(215,117)	(465,529)
Proceeds from sale of flight equipment	180,112	11,601	68,622
Aircraft purchase deposits and progress payments, net of returned deposits	9,545	(83,081)	(144,143)
Principal repayments on and proceeds from sale of debt investments	77,136	17,247	—
Collateral call payments on derivatives and repurchase agreements	(404,012)	—	—
Collateral call receipts on derivatives and repurchase agreements	439,892	—	—
Other	(447)	(84)	(65)

Net cash (used in) provided by investing activities	37,640	(269,434)	(541,115)

Cash flows from financing activities:
Repurchase of shares from directors and employees	(1,270)	(262)	(1,663)
Proceeds from securitizations, notes and term debt financings	992,715	142,228	547,719
Securitization and term debt financing repayments	(194,155)	(153,964)	(304,533)
Credit facility borrowings	482,723	—	—
Credit facility repayments	(1,280,909)	—	—
Deferred financing costs	(24,183)	(6,127)	(15,365)
Restricted secured liquidity facility collateral	—	(81,000)	6,000
Secured liquidity facility collateral	—	81,000	(6,000)
Principal repayments on repurchase agreements	(67,744)	—	—
Restricted cash and cash equivalents related to security deposits and maintenance payments	(11,650)	(26,830)	18,342
Security deposits received	12,149	52,351	14,218
Security deposits returned	(10,792)	(14,687)	(14,281)
Maintenance payments received	93,947	84,030	119,118
Maintenance payments returned	(26,516)	(38,837)	(46,174)
Payments for terminated cash flow hedges and payment for option	(154,064)	(2,758)	(3,705)
Dividends paid	(113,946)	(31,632)	(31,800)

Net cash provided by (used in) financing activities	(303,695)	3,512	281,876

Net increase in cash and cash equivalents	67,401	61,719	97,291
Cash and cash equivalents at beginning of year	13,546	80,947	142,666

Cash and cash equivalents at end of year	$80,947	$142,666	$239,957

Supplemental disclosures of cash flow information:
Cash paid during the year for interest, net of capitalized interest	$160,892	$145,573	$136,596

Cash paid during the year for income taxes	$6,007	$1,782	$3,528

Supplemental disclosures of non-cash investing activities:
Security deposits, maintenance liabilities and other liabilities settled in sale of flight equipment	$—	$2,556	$100

Advance lease rentals, security deposits and maintenance reserves assumed in asset acquisitions	$—	$—	$20,204

Supplemental disclosures of non-cash financing activities:

Advance lease rentals converted to maintenance reserves	$—	$—	$1,750

Security deposits converted to advance lease rentals	$—	$—	$730

Security deposits converted to maintenance payment liabilities	$—	$11,110	$—

Aircastle Limited

February 9, 2012

Exhibit 3

The following discussion summarizes the Company’s quantitative and qualitative analysis of materiality under SAB 99 for the reclassification of changes in restricted cash and cash equivalents specifically restricted for security deposits and maintenance payments (herein “Reclassification”) in the consolidated statements of cash flows.

(Dollars in thousands)	Years Ended December 31,
	2008	2009	2010
Cash flows from Operations
As Adjusted	$333,626	$327,641	$356,530
As Reported	321,806	300,811	374,872

Change	$11,820	$26,830	$(18,342)

Percent of Change to As Reported	3.7%	8.9%	-4.9%

Cash flows from Investing
As Adjusted	$37,640	$(269,434)	$(541,115)
As Reported	37,640	(269,434)	(541,115)

Change	$—	$—	$—

Percent of Change to As Reported	0%	0%	0%

Cash flows from Financing
As Adjusted	$(303,865)	$3,512	$281,876
As Reported	(292,045)	30,342	263,534

Change	$(11,820)	$(26,830)	$18,342

Percent of Change to As Reported	4%	-88%	7%

Net change in cash & equivalents
As Adjusted	$67,401	$61,719	$97,291
As Reported	67,401	61,719	97,291

Change	$—	$—	$—

Percent of Change to As Reported	0%	0%	0%

The Reclassification is limited to the Company’s consolidated statements of cash flows and does not impact the Company’s consolidated balance sheets, consolidated statements of income, net earnings or earnings per share amounts, or consolidated statements of shareholders’ equity. In addition, the net change in cash and cash equivalents in the consolidated statements of cash flows at the beginning or end of each of the periods is not affected.

The Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, states, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Further, SAB 99 goes on to clarify that the consideration of materiality is a matter of professional judgment and is influenced by the needs of a

Aircastle Limited

February 9, 2012

reasonable person who will rely on the financial statements. This requires the evaluation of the total mix of information available, both quantitative and qualitative. Just as SAB 99 states that there are circumstances in which misstatements below 5% could be material, there are circumstances in which a misstatement in excess of 5% could be considered immaterial, particularly where none of the qualitative factors listed in the SAB are present. Ultimately, the question of materiality depends on the total mix of information available and the likelihood that a reasonable person's decision relying on the information would have been changed or influenced by the misstatement.

When evaluating the qualitative aspect of the potential materiality of the Reclassification, management considered the relevant valuation metrics used by the equity analysts who cover the aircraft leasing industry broadly, the Company’s stock and its competitors in the form of written research. The result of this review shows that the cash flow from operations line and cash flows from financing line as defined and reported on the Consolidated Statements of Cash Flows is not a material element of their valuation assessment of the Company or its competitors.

The typical metrics analyzed and compared to relevant peers to help the investors and analysts reach their conclusions about value and the appropriate price targets for the Company’s stock include:

•	Stock Price / Net Asset Value

•	P/E ratio (typically based on adjusted earnings to remove hedge accounting impacts)

•	Stock Price / Book Value

•	Enterprise value / EBITDA

SAB 99 emphasizes the SEC staff's view that registrants and auditors should not exclusively rely on any percentage or numerical threshold to determine whether misstatements are material to financial statements. It indicates that materiality concerns the significance of an item to users of a registrant's financial statements and that a matter is "material" if there is substantial likelihood that a reasonable person would consider it important. SAB 99 includes several factors to assist a registrant in making its determination of whether items individually, and in the aggregate, are material to its financial statements. The Company has evaluated each of these factors below:

SAB 99 Question 1 Analysis:

The interpretive response to Question 1 in SAB 99 indicates, "The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that — without considering relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material." It continues, "But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important." The SAB lists certain qualitative considerations that should be considered, as follows:

Aircastle Limited

February 9, 2012

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The Reclassification does not arise as an item of imprecise measurement or from a change in estimate. It is a reclassification that is readily quantifiable.

2.	Whether the misstatement masks a change in earnings or other trends.

The Reclassification does not mask a change in earnings or in other trends. The Reclassification had no impact on the Company's previously reported consolidated income statements, consolidated balance sheets or consolidated statements of shareholders’ equity. The Reclassification is solely within the consolidated statements of cash flows in both the operating and financing sections. The Reclassification does not alter the trend in cash flow relative to growth in aircraft assets or other trends. Although the percentage of change to the reported operating and financing cash flows was larger than 5% but less than 10% in two periods, and in one period there was very little net financing activity and therefore a small dollar change produced a greater percentage change, the Reclassification did not mask the trend of increasing operating and financings cash flows from 2008 to the most relevant current period in 2011.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The Reclassification does not hide a failure to meet analysts' expectations nor did it have any effect on the Company's ability to meet such expectations. As noted above, the Company does not believe that this cash flow information, and specifically cash flows from financing, would be considered a key element considered by analysts in assessing the financial strength of the Company.

4.	Whether the misstatement changes a loss into income or vice versa.

The Reclassification does not change a loss into income or vice versa. As previously noted, the Reclassification had no effect on the Company's consolidated statements of income.

5.	Whether the misstatement concerns a segment or other portion of the company’s business that has been identified as playing a significant role in the company’s operations or profitability.

The Reclassification was not a result of a misstatement concerning a specific segment or other portion of the Company's business. Additionally, the Reclassification does not have any affect on reported segment information nor the Company's consolidated statements of income or consolidated balance sheets.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The Reclassification does not affect the registrant’s compliance with regulatory requirements.

7.	Whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements.

Aircastle Limited

February 9, 2012

The Reclassification does not affect the Company’s compliance with loan covenants or other contractual requirements.

8.	Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The Reclassification does not result in an increase in management's compensation. Specifically, the Reclassification and resulting correction has no effect on executive management's base or incentive compensation. Management did not disregard the Reclassification in any manner in prior periods in order to increase compensation.

9.	Whether the misstatement involves concealment of an unlawful transaction.

The Reclassification does not involve the concealment of an unlawful transaction.

SAB 99 Question 1 Conclusion

After analyzing the above qualitative characteristics, management has concluded that the Reclassification arose from an acceptable presentation of cash flows in accordance with ASC 230-10-45-22. As previously indicated, the Reclassification was not a result of an intentional misstatement, was not made in order to conceal any unlawful transactions or accounting events, did not impact the Company's recent and prior trends in earnings, did not change a loss into income, did not affect the Company's regulatory compliance, and did not result in an increase management's compensation. The Company believes that the evaluation of these factors leads clearly to the conclusion that the Reclassification is not material to the consolidated financial statements.

SAB 99 Question 2 Analysis:

In further evaluating the Reclassification, Question 2 of SAB 99 was also considered. Question 2 of SAB 99 asks the following, "In the staff's view, may a registrant make intentional immaterial misstatements in its financial statements?" The Interpretive Response to this question indicates, "No. In certain circumstances, intentional immaterial misstatements are unlawful." The considerations of Question 2 states the following, "Even if misstatements are immaterial, registrants must comply with Sections 13(b)(2) — (7) of the Securities Exchange Act of 1934 (the Exchange Act). Under these provisions, each registrant with securities registered pursuant to Section 12 of the Exchange Act, or required to file reports pursuant to Section 15(d), must make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the registrant and must maintain internal accounting controls that are sufficient to provide reasonable assurances that, among other things, transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP."

Aircastle Limited

February 9, 2012

SAB 99 Question 2 Conclusion:

The Reclassification relates to an alternate presentation in accordance with ASC 230-10-45-22 in the Company's statements of cash flows and was not a result of an intentional misstatement. The application of the alternate presentation in accordance with ASC 230-10-45-22 is an unintentional misstatement.

Conclusion

After assessing the total mix of information available to investors and analysts and how this change in reporting would affect their assessment of the Company’s overall financial performance, management concluded that the prior period revision represents an immaterial reclassification. Furthermore, the line items to be affected by the adjustments would not impact any of the key metrics investors and analysts utilize in decision making and there is not a substantial likelihood that a reasonable person would consider it important. The Company does not believe that it is probable that the change in the cash flow presentation of these items would change or influence the judgment of a reasonable person relying on the report. Therefore, the Company does not believe that the Reclassification is material. The Company will make the Reclassification prospectively beginning with the Company’s December 31, 2011 Annual Report on Form 10-K. Prior period amounts will be reclassified to conform to the current period’s cash flow presentation and a footnote will be provided to explain the Reclassification.

Aircastle Limited

February 9, 2012

Exhibit 4

The Company respectfully advises the Staff that the accounting for a “day one” receipt prepared on a consolidated basis of an operating lease rental and maintenance payment into our restricted cash accounts are shown below:

Account	Debit	Credit

Restricted cash	$130,000
Accounts receivable		$100,000
Maintenance payments		$30,000
To record the receipt of a lease rental payment and maintenance payment

At the end of period one, the restricted cash and cash equivalents change increased by $130,000 and is reported as an operating cash outflow.

As discussed above, restricted cash is processed on a periodic basis (generally monthly). One example of a “day two” outflow prepared on a consolidated basis is the transfer to unrestricted cash for general corporate purposes and a return of a maintenance payment to a lessee as shown below:

Account	Debit	Credit

Cash (unrestricted)	$110,000
Maintenance payments (liability)	$20,000
Restricted cash		$130,000
To record the transfer to unrestricted cash

The above example would be reported in our consolidated statement of cash flows as a net change in restricted cash and cash equivalents of $130,000, assuming that the cash transactions occurs in period two as the balance of restricted cash at period end is zero. This is reported as an operating cash inflow and the unrestricted cash is now available to the Company for general corporate purposes.

The above example assumes that $20,000 of the maintenance payment received was returned to the lessee and $10,000 of the maintenance payment was retained in an unrestricted account.